Exhibit 99.1
Explanation of Responses:

Beneficial Ownership

As of November 8, 2019, (i) Inversora Carso owns 17,556,343 shares of Class A Common Stock, $0.001 par value per share (the “Class A Common Shares”), which are held by Control Empresarial de Capitales S.A. de C.V., a wholly-owned subsidiary of Inversora Carso, and (ii) the Slim Family, which are beneficiaries of a Mexican trust that in turn owns all of the issued and outstanding voting equity securities of Inversora Carso, may be deemed to beneficially own indirectly the Class A Common Shares beneficially owned by Inversora Carso. The Class A Common Shares beneficially owned by Inversora Carso constitute approximately 14.6% of the 119,843,868 issued and outstanding Class A Common Shares, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (“SEC”) on October 31, 2019. As a result, the Slim Family may also be deemed to beneficially own approximately 14.6% of the 119,843,868 issued and outstanding Class A Common Shares, as reported in the Form 10-Q filed by the Issuer with the SEC on October 31, 2019. Carso Energy Corp. is a wholly-only subsidiary of Carso Electric, S.A. de C.V, a wholly-only subsidiary of Carso Energy, S.A. de C.V., a subsidiary of Grupo Carso, S.A.B. de C.V. (“Grupo Carso”).  The members of the Slim Family are beneficiaries of a Mexican trust which controls Grupo Carso. Carso Energy Corp. may be deemed to be part of a group with Inversora Carso and the Slim Family pursuant to Rule 13d-5(b).